Exhibit 99.4

CERTIFICATE OF QUALIFIED PERSON

I, Ronald G. Simpson, P.Geo. am employed as a Principal with Geosim Services Inc. (Geosim).

This certificate applies to the technical report prepared for New Gold Inc (New Gold) titled “Blackwater Gold Project, British Columbia, NI 43-101 Technical Report on Feasibility Study” that has an effective date of 14 January 2014 (the “technical report”).

I am a Professional Geoscientist (19513) with the Association of Professional Engineers and Geoscientists of British Columbia.  I graduated with a Bachelor of Science in Geology from the University of British Columbia in 1975.

I have practiced my profession for 38 years. I have been directly involved in mineral exploration, mine geology and resource estimation with practical experience from feasibility studies.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I have visited the Blackwater Gold Project on December 13, 2010; September 8, 2011; November 28; 2011, and September 20, 2012.

I am responsible for Sections 1.4, 1.6 to 1.12, 1.13.1, 1.13.2, 1.15, 1.16, Section 2, Section 3, Section 4.1 to Section 4.6.5, Section 6, Section 7, Section 8, Section 9, Sections 10.1 to 10.5, 10.8 to 10.11, Sections 11.1 to 11.3, 11.5 to 11.9, Section 12, Section 14, Sections 25.2 to 25.6, 25.8, Section 26, and Section 27 of the technical report.

I am independent of New Gold as independence is described by Section 1.5 of NI 43–101.

I have previously authored, or been a co-author on the following technical reports on the Blackwater Gold Project:

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Simpson, R., 2011a:  Technical Report, Blackwater Gold Project, Omineca Mining Division, British Columbia, Canada:  report prepared for New Gold Inc. and Silver Quest Resources Ltd., effective date March 2, 2011, re-addressed June 6, 2011.

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Simpson, R., 2011b:  Technical Report, Blackwater Gold Project, Omineca Mining Division, British Columbia, Canada:  report prepared for New Gold Inc. and Silver Quest Resources Ltd., effective date September 19, 2011.

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Simpson, R., 2012:  Technical Report, Blackwater Gold Project, Omineca Mining Division, British Columbia, Canada:  report prepared for New Gold Inc. and Silver Quest Resources Ltd., effective date March 7, 2012.

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Simpson, R.G., Welhener, H.E., Borntraeger, B., Lipiec T., and Mendoza, R., 2012: Blackwater Project British Columbia, Canada NI 43-101 Technical Report on Preliminary Economic Assessment:  report prepared for New Gold Inc. by GeoSim Services Inc, Independent Mining Consultants Inc, Knight Piésold Ltd. and AMEC, effective date 28 August, 2012.

I have also been involved with New Gold during the preparation of the 2013 feasibility study and the preparation of this technical report.

Geosim Services Inc. 1975 Stephens St. Vancouver, BC Canada V6K 4M7 Phone: (604) 809-7470

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: 22 January 2014

“Signed and sealed”

Ronald G. Simpson, P.Geo.

Geosim Services Inc. 1975 Stephens St. Vancouver, BC Canada V6K 4M7 Phone: (604) 809-7470